DIGITAL TOWN
Population: INFINITY!©

11974 Portland Avenue
Burnsville, Minnesota 55337
Phone: (952) 890-2362
Fax: (952) 890-7451

VIA FASCIMILE (703-813-6981)
AND EDGAR CORRESPONDENCE

April 1, 2011

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: DigitalTown, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 30, 2011
File No. 333-171402

Dear Mr. Shuman:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Digitaltown, Inc. (the "Company"). We request that the registration statement be made effective as of Tuesday April 5, 2011, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DIGITALTOWN, INC.

By: Ceo Richard Pomije
Its: Ceo